Chevron Corporation Shareholder Proposal

Evaluate a policy of not doing business with governments engaged in genocide or crimes against humanity

Proposal Number 5 on Business with Genocide-Complicit Governments
(published on the proxy materials as "conflict-complicit governments")
Argument in favor
Chevron AGM date: May 30, 2018

To Chevron Shareholders:

Azzad Asset Management has submitted this proposal for consideration by fellow shareholders. We are joined by co-filers Benedictine Sisters of Baltimore; Benedictine Sisters of Boerne, Texas; Dana Investment Advisors; First Affirmative Financial Network; Mercy Investment Services; and Ursuline Sisters of Tildonk, U.S. Province ("the proponents").

The proponents urge shareholders to vote FOR Item 5 on the proxy card, "Stockholder proposal regarding report on business with conflict-complicit governments," at Chevron's annual general meeting on May 30, 2018.

RESOLVED CLAUSE
The proposal, Item 5, asks the Chevron board of directors to consider a policy of not doing business with governments that are complicit in genocide or crimes against humanity as defined by the Department of State or the appropriate international body.

SUPPORTING STATEMENT
As shareholders, we believe that our company has the duty to avoid the moral, legal, financial, reputational, and operational risks posed by doing business with governments complicit in genocide or crimes against humanity.

BACKGROUND
Until last year, Burma was home to some 1.1 million Rohingya people, an ethnic and religious minority. Although they have lived in Myanmar for generations (since it was formed as a modern country), the Rohingya are not among the 135 ethnic groups recognized by law in Myanmar, and most of the country’s Rohingya are denied citizenship and freedom of movement.

For decades, they have been subject to a government-sanctioned campaign of forced relocation, violence, and persecution.

While this systemic discrimination has been in place for decades, in 2012, Burmese military forces moved more than 120,000 Rohingya from their homes into detention camps where their access to basics such as food, healthcare, and education is severely restricted.

On top of this, human rights observers report that the Myanmar military and some civilians are carrying out campaigns of mass rape and indiscriminate killing of Rohingya civilians, including burning homes and other buildings with families trapped inside.1

A 2015 report by the U.S. Holocaust Memorial Museum warned that the Rohingya are “at grave risk of additional mass atrocities and even genocide,” reporting that “outbreaks of violence have cemented a system of apartheid in Rakhine State.”2

Chevron has worked in Myanmar for more than 20 years through its subsidiary Unocal Myanmar Offshore Company.

In March 2015, it entered a production sharing contract with the Myanma Oil and Gas Enterprise (MOGE) to explore for oil and gas in the Rakhine Basin of Burma. MOGE is owned by the government of Myanmar.

In August 2017, violent attacks against the Rohingya escalated, drawing extensive negative news coverage that increased awareness of the atrocities.

More than half of Burma’s Rohingya population fled to refugee camps in neighboring Bangladesh.

In September 2017, the UN High Commissioner for Human Rights called Myanmar’s operations against the Rohingya people “a textbook example of ethnic cleansing.”3

In the same month, Human Rights Watch found that "serious violations committed by members of Burma’s state security forces against the Rohingya Muslim population in northern Rakhine State since August 25, 2017, amount to crimes against humanity under international law."4

In November 2017, Amnesty International issued a report detailing how Rohingya in Myanmar are subject to a “’vicious system of state-sponsored, institutionalized discrimination that amounts to apartheid,’ meeting the international legal definition of a crime against humanity.”5

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1 “UN report details ‘devastating cruelty’ against Rohingya population in Myanmar’s Rakhine province,” UN News Centre, 3 February 2017, http://www.un.org/apps/news/story.asp?NewsID=56103#.WMvuhqK1vIU
2 “Early Warning Signs of Genocide in Burma,” United States Holocaust Memorial Museum’s Simon-Skjodt Center for the Prevention of Genocide, 5 May 2015, https://www.ushmm.org/m/pdfs/20150505-Burma-Report.pdf
3 “UN human rights chief points to ‘textbook example of ethnic cleansing’ in Myanmar,” UN News, 11 September 2017, https://news.un.org/en/story/2017/09/564622-un-human-rights-chief-points-textbook-example-ethnic-cleansing-myanmar
4 “Crimes against Humanity by Burmese Security Forces Against the Rohingya Muslim Population in Northern Rakhine State since August 25, 2017,” Human Rights Watch, 25 September 2017, https://www.hrw.org/news/2017/09/25/crimes-against-humanity-burmese-security-forces-against-rohingya-muslim-population
5 “Myanmar treatment of Rohingya called apartheid in new report,” Associated Press, 21 November 2017, https://apnews.com/853f5a64e63842d98b39530a179e2ac3

Fortify Rights and the Simon-Skjodt Center for the Prevention of Genocide are “gravely concerned about growing evidence of genocide against Rohingya Muslims in northern Rakhine State.”6

In November 2017, the U.S. State Department called the offensive against the Rohingya “ethnic cleansing” and sanctioned an army general responsible for spearheading the military campaign.7

REPUTATIONAL RISK
As shareholders of Chevron stock, we are concerned by the reputational risk posed by Chevron’s business relationship with a government widely believed to be currently engaged in crimes against humanity. Global attention to the crimes of the Burmese military is growing as new atrocities come to light or are committed. The reputational risk of doing business with such a government grows proportionally.

Chevron has emphasized that its on-the-ground presence in Myanmar is minimal, with drilling not currently in progress. We maintain that the mere fact of having an active production sharing contract with such a government agency serves as tacit acceptance of the actions of that government.

We believe that doing business with Burma is a human rights issue that ultimately poses a risk to Chevron and its shareholders.

RESPONSE TO MANAGEMENT ARGUMENTS AGAINST THE PROPOSAL

In its proxy materials, Chevron titled the proposal, “Stockholder proposal regarding report on business with conflict-complicit governments.” However, in the proposal we specified governments that are "complicit in genocide or crimes against humanity.” “Genocide” and “crimes against humanity” have specific legal definitions; “conflict” does not.

The proposal asks for a report “evaluating the feasibility of adopting a policy of not doing business with governments that are complicit in genocide and/or crimes against humanity.” It does not ask that such a policy be implemented. The report could hypothetically find that there is little financial and reputational risk associated with partnering with governments currently engaging in genocide.

In its response to this proposal in its proxy materials, Chevron details many policies it has in place to protect the environment, worker rights, and human rights. However, none of those policies relates specifically to genocide or crimes against humanity, or to the company's partnerships with governments engaged in genocide or crimes against humanity.

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6 “They Tried to Kill Us All: Atrocity Crimes Against Rohingya Muslims in Rakhine State, Myanmar,” U.S. Holocaust Memorial Museum, November 2017, https://www.ushmm.org/m/pdfs/201711-atrocity-crimes-rohingya-muslims.pdf
7 "U.S. Calls Myanmar moves against Rohingya 'ethnic cleansing'," Reuters, 22 November 2017, https://www.reuters.com/article/us-myanmar-rohingya-usa/u-s-calls-myanmar-moves-against-rohingya-ethnic-cleansing-idUSKBN1DM1N3

We appreciate the extensive measures Chevron outlines in its human rights policy. Like many companies, Chevron defers to local governments to uphold human rights. However, the situation of the Rohingya in Burma is one in which the local government is not just neglecting to uphold human rights; it is complicit in grave and systemic human rights abuses.

While it is admirable to ensure the rights of local workers, our concern in this situation is not about protecting locals involved in Chevron’s operations. We are concerned that any eventual drilling operations in that region would provide revenue to a government that is engaged in crimes against humanity.

We therefore urge you to vote FOR Item 5 on the proxy card.

This is not a solicitation of authority to vote your proxy. Please do NOT send us your proxy card; Azzad Asset Management cannot vote your proxies. We urge shareholders to vote for Item 5 following the instructions provided on Chevron's proxy mailing.